EXHIBIT 99.19

March 28, 2025

VIA EDGAR

United States Securities and Exchange Commission

Re:	First Mining Gold Corp. (the “Company”)
Annual Report on Form 40-F
Consent of Expert

This letter is provided in connection with the Company’s Form 40-F annual report for the year ended December 31, 2024 (the “Annual Report”) to be filed by the Company with the United States Securities and Exchange Commission (the “SEC”).  The Annual Report incorporates by reference the Annual Information Form of the Company for the year ended December 31, 2024.

I, Neil Lincoln, P. Eng., of G Mining Services Inc., hereby consent to the use of my name in the Annual Report and in the Registration Statement on Form F-10 (File No. 333-276202) of the Company (the “Registration Statement”), in connection with reference to my involvement in the preparation of the following technical report:

“NI 43-101 Technical Report - Preliminary Economic Assessment for the Duparquet Project, Quebec, Canada”, dated October 20, 2023 with an effective date of September 15, 2023 (the “Report”)

and to references to the Technical Report, or portions thereof, in the Annual Report and Registration Statement, and to the inclusion and incorporation by reference of the information derived from the Technical Report in the Annual Report and Registration Statement.

Yours truly,

/s/ Neil Lincoln

Neil Lincoln, P. Eng.

G Mining Services Inc.